GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1003, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604) 681-9588

Facsimile:  (604) 681-4760

Email:  gtuskey@telus.net

September 10, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C.   20549

Attention:  Mr. Gary Newberry

                  Division of Corporation Finance

Dear Mr. Newberry:

Re:  Eurasia Energy Limited (the “Company”)

       - Form 10-KSB for the fiscal year ended December 31, 2006

       - Filed March 30, 2007

       - Form 10-QSB for the fiscal quarter ended June 30, 2007

       - Filed August 14, 2007

       - File No. 0-50608

Further to your comment letter dated August 22, 2007, we enclose a black-lined and clean copy of the Form 10-KSB – Amendment No. 1 and Form 10QSB – Amendment No. 1.  These responses are only to comments received on the Form 10-KSB and Form 10-QSB.  Responses to comments on the S-4 will be provided shortly under separate cover.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 4.  Submission of Matters to a Vote of Security Holders, page 6

33.

This disclosure in the 10-KSB has been revised to report on the shareholders’ consent to the conversion.  The reason it was not included in the original Form 10-KSB filing is that management had not reached a final decision whether to act upon the consent and implement the conversion.

Plan of Operation, page 10

34.

We have amended the disclosure to discuss the uncertainty of the lawsuit and future operating results and financial condition.

Notes to Financial Statements

Note 3 – Significant Accounting Policies, page 20

35.

The footnote has been revised at sub-paragraph (i) to disclose the Company’s accounting policy for “Legal Proceedings”.

Note 7 – Common Stock, Warrants and Options, page 27

36.

We properly identified and disclosed the re-pricing of the options in the December 31, 2006 financial statements included in the 2006 10-KSB.  However, when calculating the effect on stock compensation expense in accordance with SFAS 123(R), an error was made in the computation.  When the options were re-priced again in Q2 2007, the error in the original computation was discovered and the additional $105,000 in 2006 stock compensation expense was recognized in the June 30, 2007 quarterly financial statements.  When we discovered the computational error, we considered the quantitative and qualitative effects on the 2006 financial statements in accordance with SAB 108 and determined that a restatement of the December 31, 2006 financial statements was not warranted.   The additional compensation expense represented only 2.4% of the 2006 operating loss, only 2.8% of total 2006 stock compensation expense recorded for the year, and we believed inclusion of the additional expense would have no effect on the reported net loss per share.   We likewise considered the impact on the 2007 financial statements and, based on qualitative factors, again determined the effect was not material.   Qualitative factors considered included the pending legal proceeding, the exploration stage status of the Company whereby cumulative amounts are presented, and the perceived perspective of whom we believe to be readers of the financial statements.

Controls and Procedures, page 27

37.

We have revised the disclosure to clarify that there have been no changes as opposed to “significant” or “material” changes.

Executive Compensation, page 31

38.

The table has been revised as requested.

Exhibits 31.1 and 31.2

39.

The wording of the certifications has been amended as requested.

Form 10-QSB for the Quarter ended June 30, 2007

40.

The Form 10QSB for the quarter ended June 30, 2007 has been amended with conforming changes made to the Form 10-KSB.

I look forward to receiving any comments which you may have or additional comments on the Form 10-KSB/A and Form 10-QSB/A at your earliest convenience.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey

Enclosures

cc:

Ms. Donna Levy, Attorney

Division of Corporation Finance